ROSE ROCK MIDSTREAM, L.P.

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

(918) 524-8100

December 6, 2011

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anne Nguyen Parker, Branch Chief Division of Corporation Finance

Re: Rose Rock Midstream, L.P. RegistrationStatement on Form S-1 File No. 333-176260

Ladies and Gentlemen:

Rose Rock Midstream, L.P. (the “Registrant”) requests acceleration of the effective date of the above-captioned Registration Statement to 1:00 p.m., Washington, D.C. time, on Thursday, December 8, 2011, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 6, 2011

Very truly yours,

ROSE ROCK MIDSTREAM, L.P.

By:	Rose Rock Midstream GP, LLC,
its General Partner

By:	/s/ Candice L. Cheeseman
	Name:	Candice L. Cheeseman
	Title:	General Counsel and Secretary

cc:	William J. Cooper

Andrews Kurth LLP

1350 I Street, NW

Washington, DC 20005

bcooper@andrewskurth.com

G. Michael O’Leary

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, TX 77002

moleary@andrewskurth.com